UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

401(K) SAVINGS ACCOUNT PLAN FOR EMPLOYEES
OF THE EXTON FACILITY

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Financial Statements and Supplemental Schedule
401(k) Savings Account Plan for Employees of the Exton Facility
Year Ended December 31, 2009

Financial Statements
And Supplemental Schedule
401(k) Savings Account Plan for Employees of the Exton Facility
Year Ended December 31, 2009
(Unaudited)

401(k) Savings Account Plan for Employees of the Exton Facility
Financial Statements
and Supplemental Schedule
Year Ended December 31, 2009
(Unaudited)

401(k) Savings Account Plan for Employees of the Exton Facility
Statements of Net Assets Available for Benefits
(Unaudited)

	December 31
	2009	2008

Investments at fair value:

Interest in common collective trusts	$264,066	$274,888
Interest in synthetic investment contracts	121,116	352,905
Interest in registered investment companies	85,719	84,550
Interest-bearing cash and cash equivalents	13,097	30,913
Corporate common stocks	1,476	830
Participant loans	—	90,172

Net assets available reflecting investments at fair value	485,474	834,258
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,265)	22,952

Net assets available for benefits	$484,209	$857,210

See accompanying notes.

401(k) Savings Account Plan for Employees of the Exton Facility
Statement of Changes in Net Assets Available for Benefits
(Unaudited)
Year Ended December 31, 2009

Investment income:
Net gain from interest in common collective trusts	$64,764
Net gain from interest in registered investment companies	23,064
Interest income	6,035
Net gain on corporate common stock	646
Other income	4,537

Total investment income	99,046

Distributions to participants	(470,670)
Fees and Administrative expenses	(1,377)

(472,047)

Net decrease in net assets available for benefits	(373,001)
Net assets available for benefits at beginning of year	857,210

Net assets available for benefits at end of year	$484,209

See accompanying notes.

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements
December 31, 2009
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Recent Accounting Pronouncements
In September 2009, the Financial Accounting Standards Board (FASB) issued changes to disclosure requirements to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable market value and the NAV is calculated in a manner consistent with investment company accounting. The adoption of these changes did not have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued changes to disclosure requirements for fair value measurements, including the amount of transfers between Levels 1 and 2 of the fair value hierarchy, the reasons for transfers in or out of Level 3 of the fair value hierarchy, and activity for recurring Level 3 measures. In addition, the changes clarify certain disclosure requirements related to the level at which fair value disclosures should be disaggregated with separate disclosures of purchases, sales, issuances and settlements, and the requirement to provide disclosures about valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Levels 2 or 3. The Plan will adopt the disclosure changes effective January 1, 2010, except for the disaggregated Level 3 rollforward disclosures, which will be effective for fiscal year 2011. The adoption of these changes is not expected to have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements (continued)
2. Description of the Plan
The 401(k) Savings Account Plan for Employees of the Exton Facility, formerly known as the Allegheny Rodney (ALstrip) Profit Sharing Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Exton Facility was closed in December 2007.
The purpose of the Plan was to encourage employee thrift by permitting eligible employees of the Exton facility of Allegheny Ludlum Corporation (the Company) to defer a part of their compensation and contribute such deferral to the Plan. The Company is a wholly-owned subsidiary of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). The Plan allowed employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. The Plan allowed participants to direct their contributions to any of the investment alternatives. Unless otherwise specified by the participant, all contributions were made to the State Street Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement Income 2020 SL Series Fund).
Separate accounts are maintained by the Plan Sponsor for each participant. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Active employees could borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee was able to obtain no more than three loans at one time. Interest rates were determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods from 6 months up to 180 months. Payments were made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents. Copies of these documents are available from the Plan Sponsor.
3. Investments
The BNY Mellon Stable Value Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements (continued)
3. Investments (continued)
the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. The Fund had no GIC investments for the periods presented. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.
Average yields for all fully-benefit responsive investment contracts for the year ended December 31, 2009 was as follows:

Based on actual earnings	3.67%
Based on interest rate credited to participants	3.55%
Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit the investments. Investments in registered investment companies and the Fund require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently require the prior approval of the investment manager if the Plan Sponsor decided to entirely exit these investments.
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2009.

State Street Global Advisors S&P 500 Flagship SL Series Fund	$225,400
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets as of December 31, 2009 were as follows:

Monumental Life Ins. Co. Constant Duration SIC	$35,114
Rabobank Constant Duration SIC	34,278

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements (continued)
4. Fair Value Measurements
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 — Quoted prices in active markets for identical assets and liabilities.
Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.
•	Corporate common stocks — these investments are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within Level 1 of the valuation hierarchy.
•	Common collective trust funds — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.
•	Registered investment companies — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.
•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Synthetic investment contracts — fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.
•	Loans to plan participants — valued at cost plus accrued interest, which approximates fair value and are classified within Level 2 of the valuation hierarchy.
The following tables present the financial instruments carried at fair value by caption on the statement of net assets available for benefits and by category of the valuation hierarchy (as described above). The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the periods presented.
Assets measured at fair value on a recurring basis:

December 31, 2009	Level 1	Level 2	Total

Interest in common collective trusts (b)	$—	$264,066	$264,066
Interest in synthetic investment contracts (a)	—	121,116	121,116
Interest in registered investment companies (c)	85,719	—	85,719
Interest-bearing cash and cash equivalents	13,097	—	13,097
Corporate common stock (d)	1,476	—	1,476

Total assets at fair value	$100,292	$385,182	$485,474

a)	This class includes approximately 13% government agency bonds, 19% corporate bonds, 28% residential mortgage-backed securities, 14% commercial-mortgage backed securities, and 26% asset-backed securities.

b)	This class includes approximately 14% target date funds, 85% U.S. equity funds and 1% fixed income funds.

c)	This class includes approximately 54% U.S. equity funds, 27% non-U.S. equity funds, 3% balanced funds, and 16% fixed income funds.

d)	Comprised of ATI common stock.

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

December 31, 2008	Level 1	Level 2	Total

Interest in synthetic investment contracts (a)	$—	$352,905	$352,905
Interest in common collective trusts (b)	—	274,888	274,888
Participant loans	—	90,172	90,172
Interest in registered investment companies (c)	84,550	—	84,550
Interest-bearing cash and cash equivalents	24,048	6,865	30,913
Corporate common stock (d)	830	—	830

Total assets at fair value	$109,428	$724,830	$834,258

a)	This class includes approximately 11% government agency bonds, 17% corporate bonds, 33% residential mortgage-backed securities, 14% commercial mortgage-backed securities, and 25% asset-backed securities.

b)	This class includes approximately 14% target date funds, 83% U.S. equity funds and 3% fixed income funds.

c)	This class includes approximately 39% U.S. equity funds, 20% non-U.S. equity funds, 17% balanced funds, and 24% fixed income funds.

d)	Comprised of ATI common stock.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan was most recently amended and restated effective June 1, 2009 to conform with certain provisions of the Pension Protection Act of 2006 and other regulations, and in January 2010 an Application for Determination was filed with the IRS with respect to said amendment and restatement.
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements (continued)
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2009.

Benefits paid to participants per the financial statements	$470,670
Subtract: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2008	(90,172)

Benefits paid to participants per the Form 5500	$380,498

401(k) Savings Account Plan for Employees of the Exton Facility
EIN 25-1792394 Plan 002
Schedule H, Line 4(I)—Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

Interest-bearing cash and cash equivalents
TBC Pooled Emp. Daily Fund	$13,097
Adjustment from fair to book value	2

$13,099

Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$20,437
American Funds Europacific Growth Fund	23,037
American Funds Growth Fund of America	2,294
MFS Value Fund	6,721
MSIF Small Company Growth Fund	19,237
Vanguard Total Bond Index Fund	13,993

Total registered investment companies	$85,719

Corporate Common Stock
Allegheny Technologies Incorporated*	$1,476

Common Collective Trusts
Mellon Stable Value Fund of the Bank of New York Mellon	$2,910
Adjustment from fair to book value	(40)
State Street Global Advisors Target Retirement Income 2020 SL Series Fund	13,299
State Street Global Advisors Target Retirement Income 2025 SL Series Fund	8,907
State Street Global Advisors Target Retirement Income 2030 SL Series Fund	10,461
State Street Global Advisors Target Retirement Income 2035 SL Series Fund	135
State Street Global Advisors Target Retirement Income 2040 SL Series Fund	2,954
State Street Global Advisors S&P 500 Flagship SL Series Fund	225,400

$264,026

Fixed Maturity Synthetic Contracts
CMBS, BACM 2002-2 A3	$1,181
CMBS, BACM 2005-3 A3A	1,417
Freddie Mac, FHR 2627 BU	140
Freddie Mac, FHR 2640 TL	378
Freddie Mac, FHR 2715 ND	598
Freddie Mac, FHR 2760 EB	665
Freddie Mac, FHR 2786 PC	382
Freddie Mac, FHR 2865 PQ	1,518
Freddie Mac, FHR 2866 XD	1,750
Freddie Mac, FHR 2870 BD	1,131
Freddie Mac, FHR 2888 OW	834
GNMA Project Loans, GNR 06-51 A	1,280
Auto Valet 2008-2 A3A	1,802

401(k) Savings Account Plan for Employees of the Exton Facility
EIN 25-1792394 Plan 002
Schedule H, Line 4(I)—Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

Bank of America, N.A. Wrap contract	(429)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	12,647

Auto, BASAT 06-G1 A4	732
CMBS, CDCMT 2002-FX1D1895488.82	1,196
Rate Redu Bonds, CNP 05-1 A2	1,560
Freddie Mac, FHR 2631 LB	421
Freddie Mac, FHR 2681 PC	668
Freddie Mac, FHR 2778 KR	352
Freddie Mac, FHR 2981 NB	1,192
Freddie Mac, FHR 2891 NB	1,355
CMBS, MLMT 05-CIP1 A2	2,288
CMBS, MLMT 05-CKI1 A2	1,151
CMBS, CD05-CD1 A2 FX	574
State Street Bank Wrap contract	(300)

State Street Bank Fixed Maturity Synthetic Contract 105028	11,189

CMBS, BSCMS 05-T18 A2	837
Freddie Mac, FHR 2663 ML	827
Freddie Mac, FHR 2763 PC	932
Freddie Mac, FHR 2921 NV	797
Freddie Mac, FHR 2934 OC	1,190
CMBS, JPMCC 05-LDP2 A2	969
Natixis Financial Products Wrap contract	(81)

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	5,471

Total Fixed Maturity Synthetic Contracts	$29,307

Variable Rate Synthetic Contracts
Natixis Financial Products	$2,364
Natixis Wrap contract	(81)

Total Variable Rate Synthetic Contracts	$2,283

Constant Duration Synthetic Contracts
BlackRock, 1-3 Year Government Bond Index Fund	$3,350
BlackRock, 1-3 Year Credit Bond Index Fund	5,314
BlackRock, Asset-Backed Sec Index Fund	10,621
BlackRock, Comm Mortgage-Backed Sec Fund	2,674
BlackRock, Int Term Credit Bond Index Fund	3,536
BlackRock, Int Term Government Bond Index Fund	2,270
BlackRock Global Investors, Long Term Government Bond Index Fund	503
BlackRock, Mortgage-Backed Sec Index Fund	7,004
Monumental Life Ins. Co. Wrap contract	(158)

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	35,114

401(k) Savings Account Plan for Employees of the Exton Facility
EIN 25-1792394 Plan 002
Schedule H, Line 4(I)—Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

BlackRock, 1-3 Year Government Bond Index Fund	3,264
BlackRock, 1-3 Year Credit Bond Index Fund	5,178
BlackRock, Asset-Backed Sec Index Fund	10,349
BlackRock, Comm Mortgage-Backed Sec Fund	2,606
BlackRock, Int Term Credit Bond Index Fund	3,446
BlackRock, Int Term Government Bond Index Fund	2,212
BlackRock, Long Term Government Bond Index Fund	490
BlackRock, Mortgage-Backed Sec Index Fund	6,825
Rabobank Wrap contract	(92)

Rabobank Constant Duration Synthetic Contract ATI060301	34,278

BlackRock, 1-3 Year Government Bond Index Fund	1,804
BlackRock, 1-3 Year Credit Bond Index Fund	2,862
BlackRock, Asset-Backed Sec Index Fund	5,718
BlackRock, Comm Mortgage-Backed Sec Fund	1,440
BlackRock, Int Term Credit Bond Index Fund	1,904
BlackRock, Int Term Government Bond Index Fund	1,222
BlackRock, Long Term Government Bond Index Fund	271
BlackRock, Mortgage-Backed Sec Index Fund	3,772
State Street Bank Wrap contract	(86)

State Street Bank Constant Duration Synthetic Contract 107073	18,907

Total Constant Duration Synthetic Contracts	$88,299

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

401(K) SAVINGS ACCOUNT PLAN FOR EMPLOYEES OF THE EXTON FACILITY

Date: June 25, 2010	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)